SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D*

                    Under the Securities Exchange Act of 1934

                          Sentry Technology Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    81731K101
                                  (CUSIP Number)



                                Peter L. Murdoch
                37 Bellfair Avenue, Toronto, Ontario, Canada M9L 3T7
                                 (631) 739-2005
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 19, 2004
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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      1.  Names of Reporting Person. I.R.S. Identification Nos. of above persons
         (entities  only).

         Peter  L.  Murdoch
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      2.  Check the Appropriate Box if a Member of a Group (See Instructions)[_]
--------------------------------------------------------------------------------
      3.  SEC  Use  Only
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      4.  Source  of  Funds  (See  Instructions):  PF  &  OO
--------------------------------------------------------------------------------
      5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
      6.  Citizenship  or  Place  of  Organization:  Ontario, Canada
--------------------------------------------------------------------------------

NUMBER  OF        (7)  SOLE  VOTING  POWER           24,859,655

SHARES            --------------------------------------------------------------

BENEFICIALLY      (8)  SHARED  VOTING  POWER         -0-

OWNED  BY
                  --------------------------------------------------------------
EACH              (9)  SOLE  DISPOSITIVE  POWER      24,859,655

REPORTING         --------------------------------------------------------------

PERSON  WITH      (10)  SHARED  DISPOSITIVE  POWER   -0-

                  --------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person 24,859,655 (See
    Item  5)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11) 28.9% (See Item 5 below)

14. Type  of  Reporting  Person  (See  Instructions)  IN



ITEM  1.  SECURITY  AND  ISSUER


This Schedule 13D relates to the shares of Common Stock of Sentry Technology Corporation, a Delaware corporation ("Issuer"). The principal executive office and mailing address of Issuer is 1881 Lakeland Avenue, Ronkonkoma, New York 11779.

ITEM  2.  IDENTITY  AND  BACKGROUND

(a)  This  Schedule  13D  is  being  filed  by:

     (i) Peter L Murdoch, a principal and director of the Issuer, with respect to the 2,101,500 shares of Stock directly owned by him and the 22,758,155 shares of Stock owned by Saburah Investments, Inc ("Saburah") of which Mr. Murdoch is the 100% owner.

The foregoing person is hereinafter sometimes referred to as the "Reporting Person". All disclosures herein with respect to the Reporting Person is made only by such Reporting Person.

(b)  Residence address:  37 Bellfair Avenue, Toronto, Ontario, Canada M9L 3T7

(c) Mr. Murdoch is a principal and director of the Issuer and the 100% owner of Saburah.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.




ITEM  3.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

The consideration for the common shares includes (i) $100,000 paid to Dialoc by Saburah, (ii) the release of Mr. Murdoch's 15% ownership interests in Dialoc shares, (iii) the forgiveness of $500,000 in debt owed to an affiliate of Mr. Murdoch by Dialoc, (iv) the assumption by Saburah of $350,000 in debts owed by Dialoc, (v) the issuance of a $100,000 promissory note by Mr. Murdoch to Dialoc,
(vi) the indemnification of certain Dialoc's directors for $1.1 million in personal guarantees to current debt holders of ID Systems Canada, Inc. ("ID Systems"),a wholly-owned subsidiary of Dialoc, (vii) the release of the rights of ID Systems to portions of the anticipated proceeds from the lawsuit undertaken by ID Systems against Checkpoint Systems Inc., (viii) the transfer of certain equipment by a subsidiary of ID Systems to Dialoc, (ix) the assumption by Saburah of Dialoc's obligation to sell 2,500,000 shares of the Issuer's common stock to Furst for a purchase price of $0.057 per share, and (xi) the issuance by Saburah of a $200,000 promissory note to a principal of ID Systems in consideration for the assignment by such principal of an interest in a subsidiary of ID Systems to Dialoc.


ITEM  4.  PURPOSE  OF  TRANSACTION

The purpose of the acquisition of the Common Stock by the Reporting Person was for investment. The Reporting Person reserves the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Person, market conditions or other factors.

ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER

On April 19, 2004, Saburah Investment Inc ("Saburah")acquired 22,758,155 shares of the Issuer's common stock from Dialoc ID Holding, B.V. ("Dialoc") pursuant to that certain Share Purchase Agreement among Saburah, Dialoc and Robert Furst ("Furst") dated April 19, 2004 (the "Share Purchase Agreement"). See Item 3.

Prior to this transaction, Peter Murdoch owned 2.45 percent of the outstanding common stock of the Issuer. As a result of the Share Purchase Agreement, Mr. Murdoch will now directly own or have control over 28.9 percent of the Issuer's outstanding common stock

Peter Murdoch is the 100% owner of Saburah. Mr Murdoch will have voting and dispositive control over the securities owned by Saburah.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as described in Item 5, the Reporting Person is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM  7.  MATERIAL  TO  BE  FILED  AS  EXHIBITS

None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  April  30,  2004



   /s/ Peter L. Murdoch
------------------------------
     Peter  L.  Murdoch